June 19, 2018
Via EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Kimberly A. Browning

Re:	BBH Trust (the "Trust")
Post-Effective Amendment No. 74
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:
Listed below are the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission ("SEC") on Post-Effective Amendment No. 74 to the Trust's Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Trust on April 11, 2018, and the Trust's responses thereto.
Prospectus
1.	Comment: Fund's Ticker
Please provide the Staff with the ticker symbols for each of the Fund's share classes.

Response:
The BBH Income Fund's (the "Fund") ticker symbols will be included in the 485(b) filing prior to the Fund's launch.  For the Staff's reference, the Fund has been issued BBNNX and BBNIX for the Class N and Class I share classes, respectively.

2.	Comment: Page 3-4, Annual Operating Expenses and Example Tables
Please remove all brackets and include fee and example information in the respective tables.

Response:	The requested changes have been made and the brackets have been removed and replaced with the proper information.

3.	Comment: Page 3, Annual Operating Expenses Table
Please confirm whether the "Other Fees" line item includes an estimate of good faith borrowing, if borrowing is principal to the Fund's investment strategy.  If the Fund plans to significantly invest in short sales, consider adding an additional line item to the Annual Operating Expense Table to capture the expenses associated with the activity.

Response:
The Fund does not intend to use borrowing as a primary investment strategy, but will reflect the cost of borrowing under "Other Fees."  Further, the Fund does not intend to invest significantly in short sales.

4.	Comment: Page 3-4, Annual Operating Expenses Table and Example
Please confirm to the Staff that the Fund's investment adviser, Brown Brothers Harriman & Co. ("BBH&Co." or the "Investment Adviser"), has contractually agreed to limit the Fund's annual operating expense for a period of at least one year.  Additionally, please confirm to the Staff whether the contractually agreed upon limit of the Fund's total annual operating expenses is reflected only in the one-year period of the "Example" table.

Response:
The Trust confirms that the contractually agreed to limit of the Fund's annual operating expense is for a period of one year from its effective date. The Trust confirms that the limit of the Fund's total annual operating expenses is reflected in the first year period of the "Example" table.

5.	Comment: Page 4, Principal Investment Strategies
Please confirm to the Staff that all Item 4 disclosures are principal investment strategies that correspond with the stated principal risks.

Response:	The Trust has reviewed the Item 4 principal investment strategies and risks and confirms that for each principal investment strategy, there is a corresponding principal risk, if applicable.

6.	Comment: Page 4, Principal Investment Strategies
Please include disclosure regarding the Fund's planned investments in non-U.S. securities that are denominated in U.S. Dollars.

Response: The following disclosure has been added as requested.

The Fund also expects to maintain, under normal circumstances, the following exposure limitations at the time of purchase: 95% of the Fund's assets in instruments denominated in U.S. Dollars, including securities issued by corporate or sovereign issuers domiciled outside of the U.S.; 75% or more of the Fund's assets in instruments with an investment grade rating; 25% or less of the Fund's assets in instruments rated "BB" (or equivalent) and below, which are commonly referred to as "junk bonds"; 10% or less of the Fund's assets in corporate or sovereign debt of issuers domiciled in emerging markets (defined as an issuer in the JPMorgan Emerging Market Bond Index - "JPM EMBI"); and 5% or less of the Fund's assets in instruments rated "CCC" (or equivalent) and below.

7.	Comment: Page 4, Principal Investment Strategies
Please include disclosure regarding the types of asset backed securities in which the Fund will principally invest.  Please provide the Staff with the percentage of each type of asset backed security, including commercial mortgage backed securities and residential mortgage backed securities.

Response:
The Fund intends to invest in all types of asset-backed and mortgage-backed securities from time to time.  To the extent these securities meet the other limitations of the Fund (such as credit rating), the Fund may invest any percentage or not at all in any given type of asset-backed or mortgage-backed security.

Additionally, the following disclosure has been added as requested.

The Fund may invest in asset-backed securities, including consumer asset-backed securities and commercial asset-backed securities.

8.	Comment: Page 4, Principal Investment Strategies

Please refer to investments below Investment Grade as "junk bonds."  Please confirm whether investments in "junk bonds" is a principal investment strategy of the Fund. If it is not considered a principal investment strategy, please relocate the disclosure to Item 9 of the prospectus or the statement of additional information.  Please include the percentage of the Fund's portfolio which is intended to be invested in "junk bonds," under normal circumstances.

Response: The following disclosure has been added as requested.

The Fund also expects to maintain, under normal circumstances, the following exposure limitations at the time of purchase: 95% of the Fund's assets in instruments denominated in U.S. Dollars, including securities issued by corporate or sovereign issuers domiciled outside of the U.S.; 75% or more of the Fund's assets in instruments with an investment grade rating; 25% or less of the Fund's assets in instruments rated "BB" (or equivalent) and below, which are commonly referred to as "junk bonds";   10% or less of the Fund's assets in corporate or sovereign debt of issuers domiciled in emerging markets (defined as an issuer in the JPMorgan Emerging Market Bond Index - "JPM EMBI"); and 5% or less of the Fund's assets in instruments rated "CCC" (or equivalent) and below.

9.	Comment: Page 4, Principal Investment Strategies
Please include disclosure regarding the maturity that the Fund intends to maintain in relation to the Bloomberg Barclay's US Aggregate Index.  Please also include the duration of the Index as of a recent date.

Response:	The Adviser does not manage the Fund to the maturity of the Bloomberg Barclay's US Aggregate Index. However, in response to the Staff's comment, the following disclosure has been included.

Under normal circumstances, the Fund is managed with the intention of maintaining an effective duration of between 80%-120% of the effective duration of Bloomberg Barclay's US Aggregate Index, which as of May 31, 2018 was approximately 5.94 years.

10.	Comment: Page 4, Principal Investment Strategies
Please include disclosure regarding each of the components that the Fund will use to maintain an overall portfolio duration consistent with the broad investment grade market.

Response:	At the Staff's request the following disclosure has been added.

The Fund will seek to maintain an overall portfolio duration (sensitivity to changes in yields) that is consistent with the broad investment grade market through the use of securities held and U.S. Treasury futures.

11.	Comment: Page 4, Principal Investment Strategies
The Staff has requested detail as to the purpose of the Fund's use of derivatives (for example, will derivatives be used for hedging purposes only).  In the current disclosure, please change the word "including" to "consisting of."  The Staff has also asked that the Fund acknowledge that the disclosure of the use of derivatives is consistent with Barry Miller's 2010 Letter to the Investment Company Institute. Please clarify the Fund's exposure limits in particular investments at the time of investment.

Response:
The Fund respectfully directs the Staff's attention to the more detailed Item 9 disclosure regarding the purpose of the Fund's use of derivatives.  The Fund acknowledges that the disclosure of the use of derivatives is consistent with Barry Miller's 2010 Letter to the Investment Company Institute.  It has further amended the disclosure to read as follows.

The Fund may invest in money market instruments, repurchase agreements, commercial paper and derivative instruments, consisting of futures, swaps and options, to meet its investment objective.

12.	Comment: Page 4, Principal Investment Strategies
    Please confirm to the Staff whether borrowing is a principal investment strategy of the Fund and, if it is, please include disclosure in the prospectus and relocate related disclosure from the SAI.

Response:	The Fund confirms for the Staff that borrowing will not be a principal investment strategy of the Fund.

13.	Comment: Page 5, Principal Risks of the Fund

Please change or highlight the term "Junk Bonds" in the heading "Below Investment Grade Securities Risk."

Response:	The heading has been amended to read "Below Investment Grade Securities (Junk Bond) Risk."

14.	Comment: Page 8, Portfolio Managers

Please include disclosure stating that the Fund's portfolio managers will be jointly responsible for the day-to-day management of the Fund's portfolio.

Response:	The Fund respectfully disagrees with the Staff's request to include the disclosure as Item 5 of Form N-1A only requires the name, title and length of service of each portfolio manager.

15.	Comment: Page 8, Portfolio Managers

Please include the full date in which the Fund will commence operations in the Portfolio Manager's table.

Response:
The Fund respectfully disagrees with the Staff's request to include the disclosure as Item 5 of Form N-1A only requires the length of service and at this time the commencement of operations will be dictated by when the first investments are received by the Fund.

16.	Comment: Page 8, Purchase and Sale of the Fund

Please remove the footnotes from the "Investment Minimums" table as they are not permitted by General Instruction C(3)(b).

Response:  The footnotes have been removed from the "Investment Minimums" table and are included on page 20 of the prospectus.

17.	Comment: Page 9, Investment Objective

The Staff has asked whether the Fund intends to provide notice to its shareholders in the event that there is a change to the investment objective of the Fund.

Response:	The Fund confirms that it intends to provide notice to shareholders of changes in the Fund's investment objective.

18.	Comment: Page 9, Principal Investment Strategies

Please clarify the Fund's investments in junk bonds and provide the percentage of the Fund's assets that will be invested in junk bonds.

Response:	The following disclosure has been incorporated into the Principal Investment Strategies section.

The Fund also expects to maintain, under normal circumstances, the following exposure limitations at the time of purchase: 95% of the Fund's assets in instruments denominated in U.S. Dollars, including securities issued by corporate or sovereign issuers domiciled outside of the U.S.; 75% or more of the Fund's assets in instruments with an investment grade rating; 25% or less of the Fund's assets in "junk bonds," which are instruments rated "BB" (or equivalent) and below;  10% or less of the Fund's assets in corporate or sovereign debt of issuers domiciled in emerging markets (defined as an issuer in the JPMorgan Emerging Market Bond Index - "JPM EMBI"); and 5% or less of the Fund's assets in instruments rated "CCC" (or equivalent) and below.

19.	Comment: Page 10, Principal Investment Strategies

Please include a heading to clarify "Temporary Defensive Positions."

Response:	The requested heading has been included to clarify "Temporary Defensive Positions."

20.	Comment: Page 10, Principal Investment Strategies

Please confirm for the Staff if the Fund will file a supplement or file a post-effective amendment under Rule 485(a) under the 1933 Act if there is a material change to the investment adviser's potential use of derivatives for risk management purposes.

Response:
The Fund confirms that it will file a supplement or file a post-effective amendment under Rule 485(a) under the 1933 Act if there is a material change to the investment adviser's potential use of derivatives for risk management purposes that affects current prospectus disclosure.

21.	Comment: Page 10, Principal Investment Strategies

Will the Principal Investment Strategies of the Fund include investments in futures contracts?  If so, please include disclosure in the Item 4 summary.  If it is not a principal investment strategy, please move the disclosures to the statement of additional information.

Response:	As noted in Comment/Response 11 above, the Item 4 disclosure already states that the Fund will invest in futures as a principal investment strategy.

22.	Comment: Page 10, Principal Investment Strategies
Please discuss generally the reasoning behind and types of securities the Fund will sell under its investment strategy.

Response:	We respectfully direct the Staff's attention to the last sentence of the 2nd paragraph, which states:

"When an instrument is no longer trading at an attractive valuation, according to this framework, the Fund aims to sell the investment entirely and invest the proceeds in cash or U.S. Treasury instruments until it identifies another attractively valued investment."

23.	Comment: Page 15, Investment and Administrative Fee

Please indicate which shareholder report will contain the discussion of the Board's review of the Fund's investment advisory contract.

Response:
We anticipate that the Fund will commence operations in June 2018.  In that case, the shareholder report that would contain the discussion of the Board's review of the investment advisory contract would be the Fund's annual report as of October 31, 2018.

24.	Comment: Page 16, Portfolio Managers

Please include disclosure stating that the Fund's portfolio managers will be jointly responsible for the day-to-day management of the Fund's portfolio.

Response:	The following disclosure has been added as requested.

Andrew P. Hofer and Neil Hohmann serve as co-portfolio managers to the Fund, as well as of BBH&Co.'s Core Fixed Income Strategy.  As such, they are jointly responsible for the day-to-day management of the Fund.

25.	Comment: Page 16, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff that the Investment Adviser maintains the supporting documentation for the information in the Historical Investment Return of the BBH Core Fixed Income Composite.

Response:	The Investment Adviser confirms that it maintains the supporting documentation for the information contained in the Historical Investment Return of the BBH Core Fixed Income Composite.

26.	Comment: Page 16, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff the reasoning behind excluding accounts from the Composite (i.e., accounts under $10 million, accounts managed to a duration of shorter than 4.5 years, accounts with significant cash flows and/or accounts that are not actively managed).

Response:
BBH&Co.'s composite policies excluded the above-mentioned accounts for the following reasons.  Accounts with under $10 million in assets cannot purchase certain securities that are available to larger accounts with assets above $10 million.  Accounts with a duration of less than 4.5 years are not managed in the same manner as BBH&Co.'s Core Fixed Income Strategy. Accounts with significant cash flows and non-actively managed accounts are not representative of the BBH&Co.'s Core Fixed Income Strategy.

27.	Comment: Page 16, Historical Investment Return of the BBH Core Fixed Income Composite

Please clarify the sentence "Any differences in the objectives, policies and strategies are not significant and would not have a material effect on performance.  The Staff considers use of the words "not significant" to be too vague.

Response:	The sentence has been revised as follows.
Any differences in the objectives, policies and strategies are immaterial to the disclosed performance and do not alter the conclusion that the Fund and the accounts are substantially similar.

28.	Comment: Page 17, Historical Investment Return of the BBH Core Fixed Income Composite

Please explain to the Staff the reasoning for excluding brokerage and transaction costs from the calculation of performance gross of fees.

Response:	We respectfully direct the Staff's attention to the last sentence of the 3rd paragraph, which states that:

"Gross of fee performance is before investment management and custodial fees but after brokerage commissions and transaction costs" (emphasis added).

The Fund will clarify the sentence to avoid confusion.

29.	Comment: Page 18, Historical Investment Return of the BBH Core Fixed Income Composite

Please coordinate the disclosure headings at the top of the performance chart.

Response: The requested change has been made.

30.	Comment: Page 18, Historical Investment Return of the BBH Core Fixed Income Composite

Please include the word "Total" in the column heading "Average Annual Returns Ending December 31, 2017."

Response: The requested change has been made.

31.	Comment: Page 20, Purchase of Shares

Please include the use of the term "in good order" in reference to the receipt of a purchase order and a brief description of the meaning of "in good order" or "acceptable payment."

Response:	The disclosure has been amended to read as follows.

The Fund executes purchases of its shares at the current NAV, which is next determined after the Fund receives the purchase order in good order.  A purchase order is considered to be in good order when the purchase payment is converted to federal fund wire.  The Fund reserves the right to determine the purchase orders for Fund shares that it will accept.

32.	Comment: Page 20, Purchase of Shares

Please clarify disclosure related to the pricing of orders at the time that the Fund accepts payment versus the receipt of payment as required by Rule 22c-1(a) under the 1940 Act.

Response: The following disclosure has been added to the Purchase of Shares.

Such orders will be priced at the NAV next calculated after the Fund receives payment in good order and that payment has been converted into federal funds.

33.	Comment: Page 20, Purchase of Shares

Please provide disclosure regarding the cut-off time of purchase orders to receive a particular day's net asset value.

Response:	The following disclosure has been added to the Purchase of Shares.

The Fund normally determines the Fund's NAV daily at 4:00 p.m., Eastern Time on each day that the equity markets of the NYSE are open for regular trading.

34.	Comment: Comment: Page 20, Redemption of Shares

Please clarify that redemption requests received by 4:00 p.m. on any business day will be calculated at the price next computed as required by Rule 22c-1(a) under the 1940 Act.
.

Response:	The following disclosure has been added to the Redemption of Shares.

The Fund prices a redemption at the NAV next calculated after the Fund receives the request in good order.

35.	Comment: Page 20, Redemption of Shares
Please clarify disclosure regarding the time in which the Fund typically expects to meet redemption requests in regular and stressed market conditions.

Response:	The following disclosure has been added to the Redemption of Shares.

Under normal market conditions, redemption requests received in good order before 4:00 p.m. Eastern Time on any Business Day will typically be paid by the Business Day following the date on which the redemption request was accepted.  The Fund typically makes payments of redemption requests in cash but has reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities, when it deems appropriate.  In order to meet the redemption request, the Fund typically expects to satisfy redemption requests either by using available cash (or cash equivalents) or by selling portfolio securities. These methods may be used during both normal and stressed market conditions.

36.	Comment: Page 20, Redemption Fee
Please clarify disclosure related to the fee charged to shareholders that redeem fund shares within a "30-day holding period."

Response:	The following disclosure has been added to the Redemption Fee.

Fund shares that are redeemed within 30 days from the date of purchase will be subject to a redemption fee of 1.00% of the total redemption proceeds. The 30-day period shall commence on the next business day following the date your purchase order is received in good order by the Fund and shall apply to any redemption made on or before the 30th day from that date.

37.	Comment: Page 20, Further Redemption Information

Please include disclosure, if applicable, regarding the process of determining which securities will be selected to meet the in-kind redemptions requests by the Fund.  Please confirm that the Fund will not use illiquid securities to meet in-kind redemption requests.

Response:	The following disclosure has been added to the Further Redemption Information.

In the event that the Fund meets a redemption request through a distribution in-kind, the Fund will analyze a variety of factors when selecting securities, including, but not limited to, tax implications, liquidity implications, portfolio transaction costs, fees and other costs associated with the transaction.
Statement of Additional Information

1.	Comment: Page 4, Description of the Fund's Strategies and Investments
Please confirm that all principal risks contained in the Description of the Fund's Strategies and Investments are disclosed in Items 4 and 9 of the prospectus and, if necessary, add disclosure regarding any additional risks that are applicable to the Fund.

Response:	The Fund has reviewed the Items 4 and 9 principal investment strategies and risks and confirms that all principal risks are disclosed.

2.	Comment: Page 4, Description of the Fund's Strategies and Investments

Please include disclosure regarding each of the components that the Fund will use to maintain an overall portfolio duration consistent with the broad investment grade market.

Response:	At the Staff's request the following disclosure has been added.

The Fund will seek to maintain an overall portfolio duration (sensitivity to changes in yields) that is consistent with the broad investment grade market through the use of securities held and U.S. Treasury futures.

3.	Comment: Page 25, Borrowing and Dollar Roll Transactions

Please include disclosure regarding the definition of "temporary administrative purposes" related to the borrowing activities of the Fund.

Response:	At the Staff's request the following disclosure has been amended to read as follows.

The Fund may borrow for temporary administrative purposes, such as meeting redemption requests, settling trades or paying expenses.

4.	Comment: Page 28, Loan Transactions

Please confirm to the Staff whether investment in loan transactions will be a principal investment strategy and, if it is, please relocate the disclosure to Item 4 of the Prospectus.

Response:	The Fund confirms that investment in loan transactions will be a principal investment strategy and that the disclosure regarding loan transactions already included in the prospectus has been expanded.

5.	Comment: Page 29, Participations and Assignments and Other Direct Indebtedness

Please confirm that the Fund's designation of issuers in loan participations is consistent with the no-action relief provided by the Staff to Pilgrim Prime Rate Trust on June 29, 1989.

Response:	We confirm that the Fund's classification of issuers in loan participations is consistent with the Staff's interpretation provided in the Pilgrim Prime Rate Trust no-action relief dated June 29, 1989.

6.	Comment: Page 32, Lending

Please confirm for the Staff whether the Fund plans to participate in securities lending.  If the Fund plans to participate in securities lending, please include disclosure regarding the percentage of the Fund's assets that will be engaged in securities lending activities.

Response:
The Fund does not currently intend to participate in securities lending.  However, in the future if the Fund does participate in securities lending it will be limited to lending up to 33.3% of its assets.

7.	Comment: Page 33, Pledging Assets

Please confirm for the Staff whether the Fund plans to pledge assets.  If the Fund plans to pledge assets, please include disclosure regarding the percentage of the Fund's assets that will be available to be pledged.

Response:
The Fund does not currently intend to participate in the pledging of assets.  However, in the future if the Fund does participate in the pledging of assets it will be limited to lending up to 33.3% of its assets.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.
Sincerely,
/s/ Suzan M. Barron
Suzan M. Barron Secretary, BBH Trust